Filed Pursuant to Rule 424(b)(5)
Registration No. 333-222745

AMENDMENT NO. 1 DATED OCTOBER 13, 2020

To Prospectus Supplement dated December 12, 2018

(To Prospectus dated February 8, 2018)

$7,762,923

Regulus Therapeutics Inc.

Common Stock

We previously entered into a certain Common Stock Sales Agreement, or Sales Agreement, with H.C. Wainwright & Co., LLC, relating to shares of our common stock, $0.001 par value per share, offered by a prospectus supplement dated December 12, 2018 (File No. 333-222745), or the Prospectus Supplement, and the accompanying prospectus dated February 8, 2018, or the Prospectus. In accordance with the terms of the Sales Agreement, from time to time we may offer and sell shares of our common stock having an aggregate gross sales price of up to $20.0 million through H.C. Wainwright & Co., LLC, acting as sales agent, pursuant to the Prospectus Supplement and the Prospectus. As of immediately prior to filing this Amendment No. 1 to Prospectus Supplement, or this Amendment, we have sold 1,903,880 shares of our common stock under the Sales Agreement for an aggregate gross sales price of approximately $2.2 million, all of which shares were sold under General Instruction I.B.1 of Form S-3 during the three months ended March 31, 2019. As a result, approximately $17.8 million of common stock remains available for sale under the Sales Agreement. This Amendment amends the Prospectus Supplement and should be read in conjunction with the Prospectus Supplement and the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

Since March 18, 2019, we have been subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which the Prospectus Supplement and the Prospectus form a part. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $23,288,769, which is based on 36,388,702 shares of our outstanding common stock held by non-affiliates on October 13, 2020 and the closing price of our common stock on August 19, 2020 of $0.64 per share. During the 12 calendar months prior to, and including, the date of this Amendment, we have not sold any securities pursuant to General Instruction

I.B.6 of Form S-3. As a result of the limitations of General Instruction I.B.6, and in accordance with the terms of the Sales Agreement, we are reducing the aggregate sales price of the shares of common stock that we may sell pursuant to the Prospectus Supplement and the Prospectus to $7,762,923, which does not include shares having an aggregate sales price of approximately $2.2 million that were sold pursuant to the Prospectus Supplement and the Prospectus under General Instruction I.B.1 of Form S-3.

Our common stock is listed on The Nasdaq Capital Market under the symbol “RGLS.”

Investing in our common stock involves risks. You should review carefully the risks factors under the heading “Risk Factors” on page S-5 of the Prospectus Supplement and the risk factors contained or incorporated by reference in the Prospectus Supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

October 13, 2020